Exhibit 99.62

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1

2.	Date of Material Change

July 7, 2011.

3.	Press Release

The Press Release dated July 7, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. announced that a syndicate comprised of certain agents confirmed orders for the sale of 25,205,090 common shares of the Company held by funds managed or advised by Pacific Road Capital Management Pty Limited through a secondary private placement of special warrants.

5.	Full Description of Material Change

Vancouver, BC – Timmins Gold Corp. (TSX:TMM) (“Timmins Gold” or the “Company”) is pleased to announce that a syndicate comprised of M Partners, National Bank Financial and Paradigm Capital has confirmed orders with a number of institutional investors for the 25,205,090 common shares of the Company held by funds managed or advised by Pacific Road Capital Management Pty. Limited (Pacific). The offering will be by special warrant, with each special warrant exchangeable for one common share held by Pacific. The price is $2.51 per special warrant.

The special warrant transaction is expected to close on or about July 18, 2011 at which time the purchase funds and the common shares will be escrowed with Computershare. Timmins Gold will file a short form prospectus to qualify the common shares underlying the special warrants following the closing. Upon clearing of the prospectus, the escrow will release. If a receipt for a (final) prospectus has not been issued by the Ontario Securities Commission by a date to be determined, the escrowed funds and shares will be returned to the depositing parties unless the purchasers elect to complete the transaction with the required securities laws restrictions for private placements.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer
(604) 638-8980

9.	Date of Report

July 12, 2011.